380

S03/10/05

SECUI 05038110 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 213

SEC FILE NUMBER
8-48955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE PONTES CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 San Ramon Valley Blvd., Suite A201
(No. and Street)

San Ramon (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Rice (925) 242-0770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clare, Chapman, Storey & Bowen, LLP
(Name – *if individual, state last, first, middle name*)

44 Montgomery St, Ste. 900 (Address) San Francisco (City) CA (State) 94104 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE PONTES CAPITAL, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

WILLIAM T. SOUZA JR.
COMMISSION 1392353
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Dec. 30, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

Joseph Clare CPA 415.394.0881
Richard B. Chapman Retired
Jeffery T. Storey CPA 415.394.0882
Daniel J. Bowen CPA 415.394.0883

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Rice Pontes Capital, Inc.

We have audited the accompanying statements of financial condition of Rice Pontes Capital, Inc., a California corporation, as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Rice Pontes Capital's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice Pontes Capital, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clare, Chapman, Storey & Bowen, LLP

San Francisco, California
January 21, 2005

44 Montgomery Street, Suite 900 • San Francisco, CA 94104 • Phone: 415.394.0880 • Fax: 415.394.0889
Email: info@clarecpa.com

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 12,424	$ 16,944
Receivables from vendors	18,370	24,052
TOTAL CURRENT ASSETS	30,794	40,996
Investments	3,300	3,300
TOTAL ASSETS	$ 34,094	$ 44,296

LIABILITIES AND MEMBERS' EQUITY	2004	2003
CURRENT LIABILITIES		
Accounts payable - registered representatives	$ 18,370	$ 31,530
Accounts payable - other	2,958	-
TOTAL CURRENT LIABILITIES	21,328	31,530
TOTAL LIABILITIES	21,328	31,530
Members' equity	12,766	12,766
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 34,094	$ 44,296

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003

	2004	2003
INCOME		
Other Income	$ 242,635	$ 181,165
Ltd P/S	182,673	224,034
Mutual Fund	74,037	80,843
Variable Annuity	35,720	45,421
Reimbursed Expenses	11,120	9,236
Reimbursed Expenses Prior Yr	-	7,862
Interest income	-	11
TOTAL INCOME	546,185	548,572
EXPENSE		
Commissions and Concessions	535,065	531,463
Accounting	2,807	2,387
Certified Audit	2,625	3,191
Dues and Subscriptions	990	1,025
Licenses and Permits	878	730
State Income Tax	800	800
NASD	755	1,448
Insurance	705	930
Rent	600	-
Continuing Education	549	(174)
Miscellaneous	358	-
Legal Fees	53	6,295
Bank Service Charges	-	57
Professional Fees	-	110
Office Supplies	-	117
SIPC	-	150
Meals and entertainment	-	43
TOTAL EXPENSES	546,185	548,572
NET INCOME / LOSS	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock		Retained	Total Members'
	Shares	Amount	Earnings	Equity
Balance at January 1, 2003	200	$ 12,735	$ 31	$ 12,766
Net Income/Loss	-	-	-	-
Balance at December 31, 2003	200	$ 12,735	$ 31	12,766
Net Income/Loss	-	-	-	-
Balance at December 31, 2004	200	$ 12,735	$ 31	$ 12,766

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/Loss	$ -	$ -
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in:		
Receivables	5,682	(22,402)
Increase (decrease) in:		
Accounts payable and accrued expenses	(10,202)	28,916
NET CASH USED BY OPERATING ACTIVITIES	(4,520)	6,514
NET INCREASE IN CASH	(4,520)	6,514
CASH AT BEGINNING OF YEAR	16,944	10,430
CASH AT END OF YEAR	$ 12,424	$ 16,944

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Rice Pontes Capital, Inc., (the Company) is a broker/dealer with an emphasis on mutual funds, limited partnerships and variable annuities. The Company was incorporated on December 19, 1995 and was licensed as a California broker/dealer on July 23, 1996.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are investments in interest-bearing instruments with original maturities of three months or less.

Revenue Recognition

The Company record commission income and related commission expenses on a trade date basis, except for recurring trade date revenue (such as 12 b-1 revenue) which is recorded when received.

NOTE B – ACCOUNTS RECEIVABLE

Accounts receivable consists of commissions owed by vendors. Management believes these are fully collectible and, as a result, no allowance for doubtful accounts has been established.

NOTE C - PROVISION FOR INCOME TAXES

The Company has elected, with the consent of the stockholders, to have its income taxed directly to the stockholders for tax purposes under the S Corporation provisions of the Internal Revenue Code.

NOTE D - SECURITIES OWNED

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

At December 31, 2004, these securities at cost consist of the following:

Warrants to purchase Common Stock of The NASDAQ Stock Market, Inc.	$3,300

NOTE F – EXPENSES REIMBURSED BY REGISTERED REPRESENTATIVES

The Company entered into agreements, with its registered representatives who are shareholders, which have the following provisions:

1. Principals of the Company will be paid 100% of the commissions received by their Company for their sales productions:
2. Principals of the Company will reimburse the Company for all the expenses incurred and paid by the Company.

NOTE G – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2004, the Company had net capital of $9,467, which was $4,467 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
SCHEDULE I
December 31, 2004

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total Members' equity		$ 12,767
Deductions:		
Nonallowable assets:		
Other assets	3,300	
Capital before haircuts		9,467
Haircuts		-
Net capital		9,467
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		5,000
Excess net capital		$ 4,467
Reconciliation with Company's computation:		
Excess net capital, as reported by Company		$ 4,467
Excess net capital		$ 4,467

RICE PONTES CAPITAL, INC.
(A CALIFORNIA CORPORATION)
SCHEDULES II through IV
December 31, 2004

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice Pontes Capital, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice Pontes Capital, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Rice Pontes Capital, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

JOSEPH CLARE CPA 415.394.0881

RICHARD B. CHAPMAN RETIRED

JEFFERY T. STOREY CPA 415.394.0882

DANIEL J. BOWEN CPA 415.394.0883

To the Stockholders
Rice Pontes Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rice Pontes Capital, Inc., for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Rice Pontes Capital, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Rice Pontes Capital, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Rice Pontes Capital, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Rice Pontes Capital, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Rice Pontes Capital, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

44 Montgomery Street, Suite 900 • San Francisco, CA 94104 • Phone: 415.394.0880 • Fax: 415.394.0889
Email: info@clarecpa.com

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Rice Pontes Capital's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clare, Chapman, Storey & Bower, LLP

San Francisco, California
January 21, 2005